FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
Cybin Inc. (formerly, Clarmin Explorations Inc.) (the “Company”)
100 King Street West, Suite 5600
Toronto, Ontario
M5X 1C9
Item 2. Date of Material Change
August 8, 2022
Item 3. News Release
A news release with respect to the material change was disseminated by the Company on August 8, 2022 through BusinessWire (the “News Release”).
Item 4. Summary of Material Change
On August 8, 2022, the Company announced that it had established an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell up to USD$35,000,000 of common shares in the capital of the Company (the “Shares”) from treasury to the public, from time to time. The ATM Program is being established, and the sale of the Shares through the ATM Program will be made pursuant to, and qualified by way of a prospectus supplement dated August 8, 2022 (the “Supplement”) to the Company’s short form base shelf prospectus dated July 5, 2021, filed with the securities commissions in each of the provinces and territories of Canada. The Supplement was also filed with the United States Securities and Exchange Commission (the “SEC”), as part of a registration statement on Form F-10, which was declared effective by the SEC on October 8, 2021, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

Distributions of the Shares under the ATM Program, if any, will be made pursuant to the terms and conditions of an “at-the-market equity” distribution agreement (the “Distribution Agreement”) dated August 8, 2022, that the Company entered into with Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The ATM Program will be effective until the earlier of the issuance and sale of all of the Shares issuable pursuant to the ATM Program and August 5, 2023, unless terminated earlier in accordance with the terms of the Distribution Agreement. Cybin intends to use the net proceeds from sales of the Shares under the ATM Program, if any, for growth opportunities and working capital initiatives.
Item 5. Full Description of Material Change
See the full text of the News Release attached hereto as Schedule “A”.
Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
Further information regarding the matters described in this report may be obtained from Gabriel Fahel, Chief Legal Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at 1-866-292-4601.

Item 9. Date of Report
August 17, 2022.

Schedule “A”
CYBIN ANNOUNCES UP TO USD$35 MILLION AT-THE-MARKET EQUITY PROGRAM
Cybin Inc. (NEO: CYBN) (NYSE American: CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM”, announced today that it has established an at-the-market equity program (the “ATM Program”) that allows Cybin to issue and sell up to USD$35,000,000 of common shares (“Shares”) in the capital of the Company from treasury to the public, from time to time, through the Agents (as defined below). All Shares sold under the ATM Program will be sold in transactions that are deemed to be “at-the-market” distributions as defined in National Instrument 44-102 – Shelf Distributions, directly through the Neo Exchange Inc. (the “NEO Exchange”), the NYSE American LLC or any other “marketplace” (as defined in National Instrument 21-101 Marketplace Operation) upon which the Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale. Cybin intends to use the net proceeds from sales of Shares under the ATM Program, if any, for growth opportunities and working capital initiatives.

Distributions of Shares under the ATM Program, if any, will be made pursuant to the terms and conditions of an “at-the-market equity” distribution agreement (the “Distribution Agreement”) dated August 8, 2022 that the Company entered into with Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. (collectively, the “Agents”). The ATM Program will be effective until the earlier of the issuance and sale of all of the Shares issuable pursuant to the ATM Program and August 5, 2023 unless earlier terminated in accordance with the terms of the Distribution Agreement. The Company is not obligated to make any sales of Shares under the ATM Program and there can be no assurance as to when such sales will be completed, if ever. The volume and timing of distributions under the ATM Program, if any, will be determined in Cybin’s sole discretion and in accordance with the Distribution Agreement. As any Shares distributed under the ATM Program will be issued and sold at the prevailing market price at the time of the applicable sale, prices may vary among purchasers through the duration of the ATM Program. The completion of sales of Shares under the ATM Program will be subject to customary closing conditions, including the listing of such Shares on the Neo Exchange and the NYSE American LLC, and any required approvals of each exchange.

The ATM Program is being established, and the sale of the Shares through the ATM Program will be made pursuant to, and qualified by way of a prospectus supplement dated August 8, 2022 (the “Supplement”) to the Company’s short form base shelf prospectus dated July 5, 2021 (the “Base Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada. The Supplement was also filed with the United States Securities and Exchange Commission (the “SEC”), as part of a registration statement on Form F-10, which was declared effective by the SEC on October 8, 2021, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.
The Supplement and accompanying Base Prospectus contain important detailed information about the ATM Program. The Supplement and accompanying Base Prospectus can be found under the Company’s profile on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from Cantor Fitzgerald Canada Corporation, Attn: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, Email: ecmcanada@cantor.com, Cantor Fitzgerald & Co., Attn: Capital Markets, 499 Park Avenue, 4th floor, New York, New York 10022, Email: prospectus@cantor.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision.
This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing “Psychedelics to TherapeuticsTM” by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.
Cautionary Notes and Forward-Looking Statements
Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the sale of Shares from time to time under the ATM Program and the Company’s intended use of the net proceeds from sales of Shares, if any, under the ATM Program and the receipt of applicable regulatory approvals, including the acceptance of the NEO Exchange and authorization by NYSE American LLC.
These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the year ended March 31, 2022 and the Company’s annual information form dated June 20, 2022, which are available under the Company’s profile on www.sedar.com and with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.
Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the NEO Exchange nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contacts:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
gabriel@cybin.com